

June 10, 2024

David Hung, M.D.
President and Chief Executive Officer
Nuvation Bio Inc.
1500 Broadway, Suite 1401
New York, NY 10036

>   **Re: Nuvation Bio Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed May 24, 2024**
>   **File No. 001-39351**

Dear David Hung:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A, Filed May 24, 2024

Proposal 4, page 39

1. We note that Proposal 4 seeks stockholder approval for the conversion of Series A Convertible Preferred Stock into Class A Common Stock. We further note that you issued this convertible preferred stock as consideration in your April 9, 2024 merger with AnHeart Therapeutics Ltd and that this conversion vote for the merger consideration is required by NYSE rules. Given that you did not solicit your pre-merger stockholders to approve either the merger or the merger consideration, please revise your preliminary proxy statement to include all of the information concerning the merger that is required by Items 11, 13, and 14 of Schedule 14A. For guidance refer to Note A to Schedule 14A.

2. Discuss the material tax consequences to stockholders resulting from the two mergers.

3. Please revise to restore all disclosures concerning the fairness opinion and provide all disclosures required by Regulation M-A, Item 1015.

Background of the Merger, page 39

4. With reference to the January 10 entry, please revise to disclose the initial terms presented to AnHeart. Without limitation, it should be clear how the equity split discussed on January 10 compared to the one-third/two-thirds equity split included in Nuvation's January 24 letter of intent. Revise the remainder of the Background section, as applicable, to discuss the negotiations and discussions concerning the merger consideration.

5. Revise to explain the negotiations and discussions regarding the structure of the mergers. Without limitation, explain whether one or both parties pushed for or against the "Traditional Structure" that would have allowed your stockholders to approve or disapprove of the merger or the merger consideration prior to closing. Also, discuss the reasons why the parties agreed to conduct two mergers instead of just one.

6. With reference to the disclosure at the bottom of page 44, revise to present the discussions and negotiations concerning the terms of the convertible preferred stock, including the existence, size and timing of the annual dividend which would become payable to preferred holders if the pre-Merger Nuvation stockholders do not approve the Conversion Proposal.

7. With a view to disclosure, please tell us whether the parties discussed and negotiated the combined company's future operational plan, including which product candidate(s) would be prioritized in the near term and the funding amounts needed to do so.

Reasons for the Merger, page 41

8. Revise to discuss how the Board determined that the equity split was fair to the pre-Merger Nuvation stockholders. Clarify whether the Board and/or its advisors valued the respective businesses and, if so, what the respective valuations were and how they were derived. Also, discuss AnHeart's "business, operations, financial condition, earnings and prospects," all of which were factors considered by the Board. Discuss, as applicable, all material assumptions concerning commercialization of AnHeart's pipeline candidates, including applicable time horizon(s).

9. Please tell us whether/how the Board weighed the inability of stockholders to approve or disapprove of the merger consideration prior to closing. In this regard we note that the Traditional Structure, if adopted, would have allowed stockholders to prevent the Merger or to influence the boards' decision to close the Merger.

10. Please tell us whether the Board, in reaching its determination about the Merger, considered negative factors stemming from its decision to structure the Merger with convertible preferred securities instead of common stock. With reference to the disclosure at the bottom of page 44, we note that the Board's current recommendation that pre-Merger stockholders approve the Conversion Proposal is based on negative features of the convertible preferred stock.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Dickerson at 202-551-8013 or Joe McCann at 202-551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Melissa H. Boyd, Esq.